2 0 0 2   A N N U A L   R E P O R T

ARS



GENCOR
AHEAD

PROCESSED

FEB 2 4 2003

THOMSON
FINANCIAL

9-30-02

FEB 12 2003

03006607



GENCOR
INDUSTRIES INC.

O N E   C O M P A N Y   •   O N E   S O U R C E   •   O N E   S O L U T I O N

# Table of Contents



**GENCOR**
**INDUSTRIES INC.**

# ■ A Message from the Chairman

Your Company remained profitable during a very difficult year! The necessary actions taken to right- size our Company in late 2001, allowed us to achieve reasonable operating results during a period of economic decline and uncertainty.

Earlier this year, the Company reported that sales and profits had stabilized after a very slow start in fiscal 2002 when our traditionally slow seasonal beginning was compounded by a virtual shutdown of investment in our industry in the wake of September 11. We reacted to these very challenging conditions by instituting substantial internal restructure and cost-reduction programs. During our fiscal 2002, we reduced our debt by over $4.7 million to only $30.4 million and our year-end cash position stood at over $12.3 million. We also reduced our overheads at both our domestic and foreign operations, increasing our income from continuing operations to $1.8 million in 2002, from a loss from continuing operations of $4.2 million in 2001. This was achieved on $4 million less revenues than the prior year. We believe we have taken the right steps to assure profitability going forward while keeping intact the strengths of our core business so as to allow us to remain a solid leader in our industry, and respond quickly to new opportunities as conditions improve.

The coming fiscal year 2003 is very difficult to predict. The economy remains soft, while many states experience budgetary problems which greatly impact their roadbuilding programs. The threat of war continues to be a serious depressant to the economy in general, and to our industry in particular, where new asphalt plant installations have been reduced by more than 40 percent. We believe we have taken all the prudent steps and have positioned the Company to weather this uncertainty and remain profitable. We anticipate a somewhat better fiscal 2003 as backlog has increased and quoting activity has improved from the doldrums of 2002, but the conditions causing the depressing uncertainties are still out there and we do not see a break-out that will put our industry back to its pre- 2001 levels, until late in calendar year 2003. In the meantime, we remain alert to any and all opportunities to capture additional market share, or further cost reductions, and are confident we can remain profitable and healthy until the economy and our industry improve.

We thank the many loyal customers, suppliers and employees whose continued support, loyalty, collaboration and faith in us have been an enormous source of inspiration. I made a statement and commitment over a year ago that we were strong financially, had a skilled and loyal workforce and product lines of undisputed technological superiority, and were blessed with a substantial and loyal customer base, and we would not fail! This statement and pledge still stands!

E.J. Elliott
Chairman of the Board

# Report of independent accountants

Board of Directors
Gencor Industries, Inc.
Orlando, Florida

We have audited the accompanying consolidated balance sheets of Gencor Industries, Inc. and sub-sidiaries as of September 30, 2002 and 2001, and the related consolidated statements of income, shareholders' equity (deficit) and cash flows for the years ended September 30, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of CPM/Europe Limited, California Pellet Mill Europe Limited, Silver Weibull Aktiebolag and General Combustion Limited, wholly owned subsidiaries, whose statements reflect total assets consti-tuting 6% and 5% of consolidated assets as of September 30, 2002 and 2001, and total revenues con-stituting 5%, 4% and 4% of consolidated revenues for the years ended September 30, 2002, 2001 and 2000, respectively. Those statements were audited by other auditors whose reports have been furnished to us and, our opinion, insofar as it relates to the amounts included for CPM/Europe Limited, California Pellet Mill Europe Limited, Silver Weibull Aktiebolag and General Combustion Limited, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial state-ments. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the audit reports of the other auditors, the consolidated finan-cial statements referred to above present fairly, in all material respects, the financial position of Gencor Industries, Inc. and subsidiaries as of September 30, 2002 and 2001, and the results of their operations and their cash flows for the years ended September 30, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

MOORE STEPHENS LOVELACE, P.A.
Certified Public Accountants

Orlando, Florida
November 27, 2002



# Consolidated Balance Sheets

*(In thousands, except per share data)*

■

|  | September 30, | |
|---|---|---|
| **ASSETS** | **2002** | **2001** |
| Current Assets: | | |
| Cash and cash equivalents | $12,305 | $14,158 |
| Accounts receivable, less allowance for doubtful accounts | | |
| of $1,234 ($1,629 in 2001) | 8,179 | 8,441 |
| Other receivables | 333 | 231 |
| Inventories, net | 19,012 | 23,105 |
| Prepaid expenses | 1,938 | 2,021 |
| Total current assets | 41,767 | 47,956 |
| Property and equipment, net | 15,693 | 16,774 |
| Goodwill, net of accumulated amortization | 364 | 379 |
| Other assets | 4,360 | 4,478 |
| Total assets | $62,184 | $69,587 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Notes payable | $196 | $196 |
| Current portion of long-term debt | 6,068 | 1,299 |
| Accounts payable | 9,000 | 8,788 |
| Customer deposits | 498 | 405 |
| Income and other taxes payable | 3,534 | 3,470 |
| Accrued expenses | 9,947 | 15,513 |
| Total current liabilities | 29,243 | 29,671 |
| Long-term debt | 24,337 | 34,333 |
| Other liabilities | 3,309 | 3,309 |
| Total liabilities | 56,889 | 67,313 |
| Commitments and contingencies | | |
| **Shareholders' equity:** | | |
| Preferred stock, par value $.10 per share; authorized | | |
| 300,000 shares; none issued | - | - |
| Common stock, par value $.10 per share; 15,000,000 shares authorized; | | |
| 6,971,470 shares issued | 697 | 697 |
| Class B stock, par value $.10 per share; 6,000,000 shares authorized: | | |
| 1,890,398 shares issued | 189 | 189 |
| Capital in excess of par value | 11,343 | 11,343 |
| Retained earnings (Accumulated deficit) | 883 | (1,187) |
| Accumulated other comprehensive loss | (6,018) | (6,969) |
| Subscription receivable from officer | (95) | (95) |
| Common stock in treasury, 179,400 shares at cost | (1,704) | (1,704) |
| Total shareholders' equity | 5,295 | 2,274 |
|  | $62,184 | $69,587 |

See accompanying notes to consolidated financial statements.



# Consolidated Statements of Operations

(In thousands, except per share data)

■

| | For the Years Ended September 30, | | |
|---|---|---|---|
| | **2002** | **2001** | **2000** |
| Net revenue | $ 67,485 | $ 71,134 | $ 96,808 |
| | | | |
| Costs and expenses: | | | |
| Production costs | 50,932 | 53,270 | 69,509 |
| Product engineering and development | 1,701 | 2,351 | 2,783 |
| Selling, general and administrative | 12,491 | 14,311 | 16,978 |
| Restructuring costs | 302 | 5,072 | 3,690 |
| | 65,426 | 75,004 | 92,960 |
| Operating income (loss) | 2,059 | (3,870) | 3,848 |
| | | | |
| Other income (expense): | | | |
| Interest income | 159 | 306 | 355 |
| Interest expense | (2,290) | (782) | (3,194) |
| Income from investees | 1,526 | 215 | - |
| Miscellaneous | 336 | (117) | 111 |
| | (269) | (378) | (2,728) |
| Income (loss) from continuing operations before income taxes, discontinued operations and extraordinary item | 1,790 | (4,248) | 1,120 |
| Income taxes | (39) | - | (148) |
| Income (loss) from continuing operations | 1,829 | (4,248) | 1,268 |
| Discontinued operations | | | |
| Operating income (loss) (net of income tax expense of $0 in 2002, $1,816 in 2001 and $698 in 2000) | 241 | 5,695 | (476) |
| Gain on sale of businesses, net of income taxes of $1,222 | - | 3,835 | - |
| Income before extraordinary item | 2,070 | 5,282 | 792 |
| Extraordinary item - debt extinguishment, net of income taxes of $1,161 | - | 3,641 | - |
| Net income | $ 2,070 | $ 8,923 | $ 792 |
| | | | |
| Basic earnings (loss) per common share: | | | |
| Income (loss) from continuing operations | $ 0.21 | $ (0.49) | $ 0.14 |
| Discontinued operations | 0.03 | 0.66 | (0.05) |
| Gain on sale of businesses | - | 0.44 | - |
| Extraordinary item - debt extinguishment | - | 0.42 | - |
| Net income | $ 0.24 | $ 1.03 | $ 0.09 |
| | | | |
| Diluted earnings (loss) per common share: | | | |
| Income (loss) from continuing operations | $ 0.20 | $ (0.49) | $ 0.14 |
| Discontinued operations | 0.03 | 0.66 | (0.05) |
| Gain on sale of businesses | - | 0.44 | - |
| Extraordinary item - debt extinguishment | - | 0.42 | - |
| Net income | $ 0.23 | $ 1.03 | $ 0.09 |

See accompanying notes to consolidated financial statements.

# Consolidated Statements of Shareholders' Equity (Deficit)

*(In thousands)*

**For the Years Ended  September 30, 2002, 2001 and 2000**

| | Common Stock Shares | Common Stock Amount | Class B Stock Shares | Class B Stock Amount | Capital in Excess of Par Value | Retained Earnings (Accumulated Deficit) | Comprehensive Income (Loss) | Accumulated Other Comprehensive Income (Loss) | Subscription Receivable From Officer | Treasury Stock Shares | Treasury Stock Cost | Total Shareholders' Equity (Deficit) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| September 30, 1999 | 6,972 | $ 697 | 1,890 | $ 189 | $ 11,343 | $ (10,902) | | $ (3,803) | $ (95) | 179 | $ (1,704) | $ (4,275) |
| Net income | - | - | - | - | - | 792 | $ 792 | | - | - | - | 792 |
| Translation adjustment | - | - | - | - | - | - | (3,940) | (3,940) | - | - | - | (3,940) |
| Comprehensive loss | | | | | | | $ (3,148) | | | | | |
| September 30, 2000 | 6,972 | 697 | 1,890 | 189 | 11,343 | (10,110) | | (7,743) | (95) | 179 | (1,704) | (7,423) |
| Net income | - | - | - | - | - | 8,923 | $ 8,923 | | - | - | - | 8,923 |
| Translation adjustment | - | - | - | - | - | - | 774 | 774 | - | - | - | 774 |
| Comprehensive income | | | | | | | $ 9,697 | | | | | |
| September 30, 2001 | 6,972 | 697 | 1,890 | 189 | 11,343 | (1,187) | | (6,969) | (95) | 179 | (1,704) | 2,274 |
| Net income | - | - | - | - | - | 2,070 | $ 2,070 | - | - | - | - | 2,070 |
| Translation adjustment | - | - | - | - | - | - | 951 | 951 | - | - | - | 951 |
| Comprehensive income | | | | | | | $ 3,021 | | | | | |
| September 30, 2002 | 6,972 | $ 697 | 1,890 | $ 189 | $ 11,343 | $ 883 | | $ (6,018) | $ (95) | 179 | $ (1,704) | $ 5,295 |

See accompanying notes to consolidated financial statements.

# Consolidated Statements of Cash Flows

*(In thousands)*

| | For the Years Ended September 30, | | |
|---|---:|---:|---:|
| | **2002** | **2001** | **2000** |
| Cash flows from operations: | | | |
| Net income | $ 2,070 | $ 8,923 | $ 792 |
| Adjustments to reconcile net income | | | |
| to cash provided by operations: | | | |
| Depreciation and amortization | 1,378 | 4,021 | 5,240 |
| Gain on sale of assets | (421) | (13) | (247) |
| Income from investees | (1,526) | (215) | - |
| Post-retirement benefits | - | - | 320 |
| Provision for allowance for doubtful accounts | 214 | 1,124 | 262 |
| Gain on sale of businesses | - | (5,057) | - |
| Loss on restructuring of assets | - | 1,758 | - |
| Extraordinary item - debt extinguishment | - | (4,802) | - |
| Other non-cash items | (430) | - | - |
| Change in assets and liabilities - net of businesses sold: | | | |
| Income tax receivable | - | - | 9,664 |
| Accounts receivable | (235) | 3,291 | 5,894 |
| Other receivables | (102) | 1,430 | 1,152 |
| Inventories | 3,262 | 457 | (1,614) |
| Prepaid expenses | 51 | (722) | (453) |
| Other assets | (157) | (1,679) | 635 |
| Accounts payable | (1,431) | 2,815 | (4,378) |
| Customer deposits | 159 | (1,330) | (3,710) |
| Income and other taxes payable | 82 | 2,746 | (996) |
| Accrued expenses | (2,130) | (868) | 6,556 |
| Other liabilities | - | (438) | (3,785) |
| Total adjustments | (1,286) | 2,518 | 14,540 |
| Cash provided by operations | 784 | 11,441 | 15,332 |
| Cash flows from (used for) investing activities: | | | |
| Net proceeds from sale of business unit | - | 48,778 | - |
| Distributions from unconsolidated investees | 1,526 | 215 | - |
| Capital expenditures | (304) | (88) | (1,624) |
| Proceeds from sale of property and equipment | 673 | 4,090 | 442 |
| Cash from (used for) investing activities | 1,895 | 52,995 | (1,182) |
| Cash flows used for financing activities: | | | |
| Net reduction in notes payable | - | (615) | (2,928) |
| Repayment of debt | (4,797) | (67,616) | (7,802) |
| Borrowings | - | - | 5,500 |
| Cash used for financing activities | (4,797) | (68,231) | (5,230) |
| Effect of exchange rate changes on cash | 265 | (18) | (530) |
| Net increase (decrease) in cash | (1,853) | (3,813) | 8,390 |
| Cash and cash equivalents at: | | | |
| Beginning of year | 14,158 | 17,971 | 9,581 |
| End of year | $ 12,305 | $ 14,158 | $ 17,971 |

See accompanying notes to consolidated financial statements.

# Notes to Consolidated Financial Statements

*(All amounts in thousands, except per share amounts)*

■_____

## NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF
### SIGNIFICANT ACCOUNTING POLICIES

Gencor Industries, Inc. and its subsidiaries (collectively the "Company") is a diversified heavy machinery man-ufacturer for the production of highway construction materials, synthetic fuels and environmental control machinery and equipment.

These consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

### Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Net Income (Loss) Per Share

The financial statements include "basic" and "diluted" per share information. Basic and diluted per share information is calculated by dividing income (loss) from continuing operations, income (loss) from discontinued operations, extraordinary items and net income (loss) by the weighted average number of shares outstanding. Diluted per share information is the same as basic in 2001 because the impact of potential common stock equivalents on the loss from continuing operations per share is anti-dilutive. For 2002, the effect of dilutive stock options is 390,000 shares.

The following presents the calculation of the basic and diluted income (loss) per share from continuing operations for the years ended September 30, 2002, 2001 and 2000:

|  | 2002 | | | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|---|---|---|
|  | Loss | Shares | Per Share Amount | Income | Shares | Per Share Amount | Loss | Shares | Per Share Amount |
| Basic EPS | $ 1,829 | 8,682,468 | $ 0.21 | $ (4,248) | 8,682,468 | $ (0.49) | $ 1,268 | 8,682,468 | $ 0.14 |
| Diluted EPS | $ 1,829 | 9,072,468 | $ 0.20 | $ (4,248) | 8,682,468 | $ (0.49) | $ 1,268 | 8,682,468 | $ 0.14 |

Approximately 1.6 million options to purchase common stock have not been included as common stock equivalents in the fiscal 2001and 2000 per share calculations since the effect would not be dilutive or would be antidilutive.

### Cash Equivalents

Cash equivalents, which consist of short-term certificates of deposit and deposits in money market accounts with original maturities of three months or less, are carried at cost, which approximates their market value.



## Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and notes payable to banks approximate fair value because of the short-term nature of these items. The carrying amount of substantially all of the Company's long-term debt approximates fair value due to the variable nature of the interest rates on the debt.

## Foreign Currency Translation

Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the applicable rate of exchange in effect at the end of the fiscal year. Revenue and expense accounts are translated at the average rate of exchange during the period and equity accounts are translated at the rate in effect when the transactions giving rise to the balances took place. Gains and losses resulting from translation are included in "Accumulated Other Comprehensive Income (Loss)." Gains and losses resulting from foreign currency transactions are included in income.

## Risk Management

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash accounts in various domestic and foreign financial institutions. Domestic funds are swept daily into interest-bearing overnight repurchase agreements invested in U.S. government securities. The Company's customers are not concentrated in any specific geographic region, but are concentrated in the road and highway construction industry. The Company extends limited credit to its customers based upon their creditworthiness and generally requires a significant up-front deposit before beginning construction and full payment subject to hold-back provisions, prior to shipment on asphalt plant orders. The Company establishes an allowance for doubtful accounts based upon the credit risk of specific customers, historical trends and other pertinent information.

## Inventories

Inventories are stated at the lower of cost or market. The Company uses the last-in, first-out (LIFO) method of determining cost for substantially all inventories in the United States. All other inventories are accounted for using the first-in, first-out (FIFO) method.

Used equipment, acquired by the Company by trade in from customers acquiring new equipment, is valued at estimated net realizable value at the time of trade in.

## Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment, including depreciation on assets acquired under capital leases, is computed using straight-line and accelerated methods over the estimated useful lives of the related assets.

Assets held for resale, which are comprised of property, machinery and equipment primarily within the discontinued operations segment approximated $3,659, $3,699 and $2,980 as of September 30, 2002, 2001 and 2000, respectively. The assets are stated at lower of depreciated cost or fair value less cost to sell and are no longer depreciated.



Depreciation of property and equipment, including depreciation on assets acquired under capital leases, is computed using straight-line and accelerated methods over the estimated useful lives of the related assets as follows:

|                            | Years |
|----------------------------|-------|
| Land improvements          | 5     |
| Buildings and improvements | 6-40  |
| Equipment                  | 2-10  |

### Goodwill

Goodwill, the excess of the purchase price over the fair value of net assets of businesses acquired, is being amortized over 25 years using the straight-line method.

### Impairments

If the carrying value of an asset, including associated intangibles and goodwill, exceeds the sum of estimated undiscounted future cash flows, an impairment loss is recognized for the difference between estimated fair value and carrying value.

### Investment in Unconsolidated Investees

As of September 30, 2002, 2001 and 2000, the Company owns a 45% interest in Carbontronics LLC and a 25% interest in Carbontronics Fuels LLC and Carbontronics II LLC. These interests were obtained as part of contracts to build four synthetic fuel production plants during 1998. The Company has no basis in these equity investments or requirement to provide future funding. Any income arising from these investments is dependent upon tax credits (adjusted for operating losses at the fuel plants) being generated as a result of synthetic fuel production, which will be recorded as received. The Company received distributions of $1,526 and $215, during 2002 and 2001 respectively. No significant income was derived from these investments during 2000.

### Revenues

Revenues from contracts for the design and manufacture of certain custom equipment are recognized under the percentage-of-completion method. Revenues from all other sales are recorded as the products are shipped or service is performed.

The percentage-of-completion method of accounting for long term contracts recognizes revenue in proportion to actual labor costs incurred as compared with total estimated labor costs expected to be incurred during the entire contract. All selling, general and administrative expenses are charged to income as incurred. Provision is made for any anticipated contract losses in the period that the loss becomes evident.

The estimated costs of product warranties are charged to production costs as revenue is recognized.



9

## Shipping and Handling Costs

Shipping and handling costs are included in production costs in the statements of income.

## Restructuring Costs

Restructuring costs include legal, professional fees and redundancy costs relating to the reorganization of the Company and its wholly-owned subsidiary ACP.

## Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns using current tax rates. The Company and its domestic subsidiaries file a consolidated federal income tax return. The foreign subsidiaries provide income taxes based on the tax regulations of the countries in which they operate. Undistributed earnings of the Company's foreign subsidiaries are intended to be indefinitely reinvested. No deferred taxes have been provided on these earnings.

Deferred tax assets and liabilities are measured using the rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect on deferred tax assets and liabilities of the change in tax rates is recognized in income in the period that includes the enactment date. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets

## Accounting for Stock-Based Compensation

The Company measures compensation expense for employee and director stock options as the aggregate difference between the market price of the common stock and exercise prices of the options on the date that both the number of shares the grantee is entitled to receive and the purchase price are known.

## Comprehensive Income (Loss)

Other Comprehensive Income (Loss) consists of net income (loss) and includes all other changes in shareholders' equity (deficit) except those resulting from investments by owners and distributions to them. For all years presented, the Company's comprehensive income (loss), which encompasses net income (loss) and foreign currency translation adjustments, is separately displayed in the consolidated statement of shareholders' equity (deficit).

## Reporting Segments

Information concerning principal geographic areas for the continuing operations is as follows:

|  | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
|  | Revenues | Long-Term Assets | Revenues | Long-Term Assets | Revenues | Long-Term Assets |
| United States | $ 41,207 | $ 8,795 | $ 53,124 | $ 9,610 | $ 70,391 | $ 11,126 |
| United Kingdom | 26,278 | 4,790 | 18,010 | 4,646 | 26,417 | 5,405 |
| Total | $ 67,485 | $ 13,585 | $ 71,134 | $ 14,256 | $ 96,808 | $ 16,531 |

Revenues are attributed to geographic areas based on the location of the assets producing the revenues. Sales to any particular customer were not significant during 2002, 2001 and 2000.



10

**New Accounting Pronouncements**

Statement of Financial Accounting Standards (SFAS) No. 141 , "Business Combinations" requires the Company to utilize the purchase method of accounting for all business combinations initiated after June 30, 2001; establishes criteria for the recognition of intangible assets separately from goodwill; and requires unallocated negative goodwill to be expensed immediately as an extraordinary item.

SFAS No.142, "Goodwill and Other Intangible Assets", must be adopted by the Company in the first quarter of its fiscal year 2003, and will be applied to all goodwill and other intangible assets recognized on the balance sheet, regardless of when those assets were initially recognized. Goodwill will no longer be amortized, but must be tested for impairment as of the beginning of the fiscal year of adoption and annually thereafter. Management does not believe that the implementation of SFAS 142 will result in an impairment charge.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", effective for the Company in fiscal 2003. This standard requires entities to record the fair value of a liability for an asset retirement obligation when it is incurred by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful lives of the assets.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", that refines criteria for assets classified as held for sale, further refines rules regarding impairment of long-lived assets and changes the reporting of discontinued operations. SFAS No. 144 is effective for the Company's fiscal 2003.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", was issued in June 2002. It is effective for all such activities initiated after December 31, 2002. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value only when incurred.

Management believes that the adoption of SFAS Nos. 141, 142, 143, 144 and 146 will have no significant impact on the results of operations or financial position of the Company.

## NOTE 2 – REORGANIZATION

As of September 1999, the Company was in default of the terms and conditions of its Senior Secured Credit Facility and Industrial Revenue Bond Indenture. In November 1999, the Senior Secured Lenders accelerated their demand for payment in full. During April 2000, certain of the Company's lenders filed an Involuntary Petition under Chapter 11 of the U.S. Bankruptcy Code. On September 13, 2000 (the "Petition Date"), the Company and certain of its subsidiaries ("the Debtors") filed voluntary petitions commencing cases under Chapter 11 of the U. S. Bankruptcy Code. The Company and certain of its subsidiaries began operating its businesses as debtors-in-possession under Chapter 11 of the U. S. Bankruptcy Code.

On April 13, 2001, the Debtors filed the Amended Plan of Reorganization of Gencor Industries, Inc. (the "Amended Plan"), dated April 9, 2001 with the Bankruptcy Court providing essentially for 100% payment of all secured and unsecured creditors and no dilution or diminution to the equity holders. The Amended Plan was confirmed on July 11, 2001.

The Amended Plan became effective on December 31, 2001 (the "Effective Date") and the Company emerged from Chapter 11 in accordance with its earlier confirmed plan of reorganization. Pursuant to the Amended Plan, as of the Effective Date, the approved sale of Consolidated Process Machinery's (CPM) domestic and foreign pellet operations was to be consummated. The sale was in fact consummated on May 29, 2001 for $52 million. The net proceeds from the sale were used to reduce the outstanding balance of the Senior Secured Lenders. Under the Amended Plan, all of the Company's debts will be satisfied in full. The Amended and Restated Senior Secured Credit Agreement specifies that the remaining claims of the Senior Secured Lenders of approximately $33 million be paid over a four-year period with the remaining debt balance due in 2005.



## NOTE 3 – DISCONTINUED OPERATIONS

As part of its planned reorganization, in September 2000, the Company announced its intent to dispose of its food segment. Accordingly, the Company reported the results of the operations of the food processing equipment manufacturing business as discontinued operations.

Certain information with respect to discontinued operations is summarized as follows:

|  | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net revenue | $ 813 | $ 42,938 | $ 81,044 |
| Costs and expenses | 572 | 35,427 | 80,822 |
| Income from discontinued operations before income taxes | 241 | 7,511 | 222 |
| Income taxes | - | 1,816 | 698 |
| Income (loss) from discontinued operations, net of income taxes | $ 241 | $ 5,695 | $ (476) |

Assets and liabilities of the discontinued operations included in the Balance Sheets at September 30 were:

|  | 2002 | 2001 | 2000 |
|---|---|---|---|
| Current assets | $ 1,700 | $ 3,421 | $ 43,947 |
| Property, plant and equipment, net | 3,659 | 3,699 | 19,001 |
| Other assets | 3,173 | 3,428 | 18,390 |
| Current liabilities | (5,979) | (10,067) | (34,581) |
| Long-term liabilities | (3,309) | (4,726) | (8,435) |
| Net assets (liabilities) of discontinued operations | $ (756) | $ (4,245) | $ 38,322 |

On May 29, 2001, the Company sold the stock of CPM's foreign pellet subsidiaries and the assets and certain liabilities of the domestic pellet subsidiaries for approximately $52 million in cash. The net sale proceeds were used to pay-down the outstanding loan balance of the senior secured lenders. The Company's domestic and foreign food processing machinery operations located in Colorado, Sweden and Brazil were not included in the aforementioned sale. The Company intends to dispose of these operations. In September 2001, the Swedish operation was placed into receivership and the business was sold in November 2001. The Company anticipates that it will realize a net gain on the disposal of its discontinued operations.

## NOTE 4 – INVENTORIES

Inventories, net at September 30 consist of the following:

|  | 2002 | 2001 |
|---|---|---|
| Raw materials | $ 9,235 | $ 11,294 |
| Work in process | 3,267 | 2,509 |
| Finished goods | 4,261 | 7,379 |
| Used equipment | 2,249 | 1,923 |
|  | $ 19,012 | $ 23,105 |



At September 30, 2002, accumulated costs of approximately $2,522 on major contracts, net of progress payments of approximately $2,059, and estimated earnings of approximately $1,289 amount to approximately $1,752 and are included in work-in-process inventory. At September 30, 2001, accumulated costs of approximately $4,211 on major contracts, net of progress payments of approximately $4,792 and estimated earnings of approximately $2,538, amount to approximately $1,957 and are included in work-in-process inventory.

At September 30, 2002 and 2001, cost is determined by the last-in, first-out (LIFO) method for 90% and 80%, respectively, of total inventories, exclusive of progress payments, and the first-in, first-out (FIFO) method for all other inventories. The estimated current cost of inventories exceeded their LIFO basis by approximately $1,028 and $1,063, respectively.

## NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment at September 30 consist of the following:

|  | 2002 | 2001 |
|---|---|---|
| Land and improvements | $ 3,145 | $ 3,145 |
| Building and improvements | 17,372 | 17,589 |
| Equipment | 13,156 | 13,196 |
|  | 33,673 | 33,930 |
| Less: Accumulated depreciation and amortization | (17,980) | (17,156) |
|  | $ 15,693 | $ 16,774 |

Property and equipment includes approximately $15,500 of fully depreciated assets, which remain in service during fiscal 2002 and 2001.

Substantially all of the Company's property and equipment is pledged as collateral for the Company's debt.

Depreciation and amortization expense for the years ended September 30, 2002, 2001 and 2000 was approximately $1,088, $2,715 and $3,639, respectively. There was no interest capitalized during these years.

## NOTE 6 - OTHER ASSETS

Other assets at September 30 consist of the following:

|  | 2002 | 2001 |
|---|---|---|
| Deposits | $ 3,229 | $ 3,230 |
| Deferred acquisition costs, net | 463 | 491 |
| Deferred loan costs, net | 111 | 175 |
| Other | 557 | 582 |
|  | $ 4,360 | $ 4,478 |

## NOTE 7 - GOODWILL

Goodwill at September 30 is as follows:

|  | 2002 | 2001 |
|---|---|---|
| Goodwill | $ 385 | $ 385 |
| Accumulated amortization | (21) | (6) |
| Net | $ 364 | $ 379 |

During 2001, the carrying value of the goodwill relating to CPM's domestic and foreign operations was charged to expense upon its sale.

## NOTE 8 - ACCRUED EXPENSES

Accrued expenses consist of the following at September 30:

|  | 2002 | 2001 |
|---|---|---|
| Payroll and related accruals | $ 1,950 | $ 4,012 |
| Warranty and related accruals | 842 | 1,178 |
| Professional fees | 427 | 1,737 |
| Interest | 209 | 200 |
| Sales and property taxes | 117 | 414 |
| Other | 6,402 | 7,972 |
| Total | $ 9,947 | $ 15,513 |

During 2001, the carrying value of the goodwill relating to CPM's operations was written off upon its sale.

## NOTE 9 - INCOME TAXES

The provision for income taxes for continuing operations consists of:

|  | 2002 | 2001 | 2000 |
|---|---|---|---|
| Current: |  |  |  |
| Federal | $ - | $ - | $ - |
| State | - | - | - |
| Foreign | (39) | - | (148) |
| Total current expense (benefit) | (39) | - | (148) |
| Deferred: |  |  |  |
| Federal | - | - | - |
| State | - | - | - |
| Foreign | - | - | - |
| Total deferred tax expense (benefit) | - | - | - |
| Provision for (benefit from) income taxes | $ (39) | $ - | $ (148) |



The difference between the U.S. federal income tax rate and the Company's effective income tax rate for the continuing operations is as follows:

|  | 2002 | 2001 | 2000 |
|---|---|---|---|
| Federal income tax rate | 35.0 % | 35.0 % | 35.0 % |
| Difference arising from transactions with, and profit and loss of, foreign subsidiaries not deductible or includable for U.S. federal income tax purposes | (35.0) | - | (48.2) |
| Losses for which no tax benefit has been recognized | - | (35.0) | - |
|  | - % | - % | (13.2)% |

Deferred taxes are recorded as follows:

| Deferred tax assets (liabilities): | 2002 | 2001 | 2000 |
|---|---|---|---|
| Depreciation and amortization | $ (400) | $ (7) | $ (2,792) |
| Allowance for doubtful accounts | - | (1,157) | - |
| Inventory cost adjustments | (140) | - | - |
| Investment in unconsolidated investees | (371) | - | - |
| Other | - | - | (151) |
| Gross deferred tax liabilities | (911) | (1,164) | (2,943) |
| Allowance for doubtful accounts | 419 | - | 1,154 |
| Accrued expenses and other | 260 | 1,800 | 2,893 |
| Inventory cost adjustments | - | 879 | 1,734 |
| Foreign net operating losses (NOLs) | - | 5,500 | 5,592 |
| Domestic tax credits and NOLs | 1,748 | 727 | 2,326 |
| Gross deferred tax assets | 2,427 | 8,906 | 13,699 |
|  | 1,516 | 7,742 | 10,756 |
| Less: Valuation allowance | (1,516) | (7,742) | (10,756) |
| Net deferred tax asset | $ - | $ - | $ - |

A valuation allowance has been recorded for all net deferred tax assets. Management determined based on evaluation of current factors, that it was more likely than not that such amounts will not be realized.

At September 30, 2002, an alternative minimum tax credit of $725, which has no expiration date, is available to offset future domestic federal income taxes.

Accumulated deficits of non-U.S. subsidiaries included in consolidated retained earnings (deficit) amounted to ($23,905), ($24,816) and ($28,326) as of September 30, 2002, 2001 and 2000, respectively. The Company follows the policy of indefinitely reinvesting foreign earnings, if any, to expand its international operations. Accordingly, the Company will not provide U.S. income taxes on any future earnings. In the event any earnings of non-U.S. subsidiaries are repatriated, the Company will provide U.S. income taxes upon repatriation of such earnings which will be offset by applicable foreign tax credits, subject to certain limitations.

Total income taxes paid were $100 in 2000. There were no income taxes paid in 2002 and 2001.

## NOTE 10 – DISCONTINUED OPERATIONS

### Retirement Benefits Other than Pensions

The Company sponsored a post-retirement plan (the "Plan") that covered certain domestic employees of CPM. The Plan provided for healthcare benefits and, in some instances, life insurance benefits and was contributory with amounts adjusted annually. The plan no longer exists after the sale of the domestic and foreign operations of CPM on May 29, 2001. No liability was recorded for these post-retirement benefits at September 30 2002 or 2001.

The components of net periodic post-retirement benefits cost including service costs and interest costs were $0, $0, and $320 for the years ended September 30, 2002, 2001 and 2000, respectively.

### 401(k) Plan

The Company has a voluntary 401(k) employee benefit plan which covers all eligible domestic employees. The Company makes discretionary matching contributions subject to a maximum level, in accordance with the terms of the plan. The Company charged approximately $101, $277, and $445 to operating expense under the provisions of the plan during the fiscal years 2002, 2001 and 2000, respectively.

### Pension Plan

The Company provided pension benefits covering certain domestic employees of its former food processing segment (CPM). Benefits under the plan were based upon an employee's compensation and years of service. It was the Company's policy to make contributions to the plan sufficient to meet the minimum funding requirements of applicable laws and regulations plus such additional amounts, if any, as the Company's actuarial consultants advise to be appropriate.

The pension plan was amended to freeze all future benefit accruals and participation as of August 20, 2000 and subsequently terminated during 2001, effective February 28, 2002. As of September 30, 2002, the Company's liability related to the pension plan was $465.

Net periodic pension cost for 2000 was $309. There was no net periodic pension cost in 2002 and 2001.

## NOTE 11 – LONG-TERM DEBT

Long-term debt at September 30, 2002 and 2001 consisted of the following:

|  | 2002 | 2001 |
|---|---|---|
| Senior secured credit agreement | $ 29,438 | $ 33,897 |
| Industrial revenue bonds | 967 | 1,735 |
|  | 30,405 | 35,632 |
| Less current maturities | (6,068) | (1,299) |
|  | $ 24,337 | $ 34,333 |

On December 31, 2001, the Senior Secured Lenders and the Company entered into an Amended and Restated Secured Credit Agreement, which specifies monthly principal payments of $320 beginning December 2001 and continuing through July 2002, then increasing to $400 in August 2002 and continuing to August 2005, with the remaining balance due September 6, 2005. Management intends to refinance any remaining balance. The interest rate during the term of the loan is based upon the prime rate plus 2%. The Company may defer the first 13 monthly principal payments and, if so, incur an additional 5% interest premium on the total deferred principal payments until such time as the deferred principal payments are paid. During 2002, the Company paid approximately $4,000 in principal and in November 2002, the Company paid an additional $1,487 in principal. As of November 25, 2002, there were no deferred principal payments. The Amended and Restated Secured Credit Agreement includes certain financial and restrictive covenants.



Under the terms of the industrial revenue bond indenture, the Company is required to maintain compliance with certain financial and other covenants. During 2000, the Company discontinued making scheduled principal and interest payments. Beginning in fiscal year 2002, the Company was required to make principal and interest payments to bring the loan current as of January 2, 2002, after which monthly principal and interest payments of $38 began in February 2002 and continue through March 2005.

During fiscal 2001, the Company was released from certain obligations totaling $1,494, previously included in the stipulated debt amount. For financial statement purposes, this was included in the extraordinary item – debt extinguishment.

Substantially all of the Company's assets are pledged as security under the various credit agreements.

The Company paid interest of $2,281, $661 and $766 on borrowings during the fiscal years ended 2002, 2001 and 2000, respectively. The weighted-average interest rate on these borrowings was 6.9%, 8.4% and 9.6% , respectively.

Minimum aggregate maturities of long-term debt under the Amended and Restated Secured Credit Agreement and industrial revenue bonds for each of the five years in the period ending September 30, 2007 and thereafter are as follows:

|  |  |  |
| --- | --- | --- |
| 2003 | $ | 6,068 |
| 2004 | | 5,248 |
| 2005 | | 19,089 |
| | $ | 30,405 |

## NOTE 12 - COMMITMENTS AND CONTINGENCIES

### Leases

The Company leases certain equipment under noncancelable operating leases. Future minimum rental commitments under these leases at September 30, 2002 consist of $53 due over the next three years.

Total rental expense for the fiscal years ended 2002, 2001 and 2000 was $349, $870 and $779, respectively.

### Litigation

The Company has various pending litigation and other claims. Those claims which are made in the ordinary course of business may be covered in whole or in part by insurance, and if found against the Company, management does not believe these matters will have a material effect on the Company's financial position, results of operations or cash flows.

## NOTE 13 - SHAREHOLDERS' EQUITY

Under the Company's amended Certificate of Incorporation, certain rights of the holders of the Company's Common Stock are modified by shares of Class B Stock for as long as such shall remain outstanding. During that period holders of Common Stock will have the right to elect approximately 25% of the Company's Board of Directors, and conversely, Class B Stock will be entitled to elect approximately 75%. During the period when Common Stock and Class B Stock are outstanding, certain matters submitted to a vote of shareholders will also require approval of the holders of Common Stock and Class B Stock, each voting separately as a class. Common stock and Class B shareholders have equal rights with respect to dividends, preferences, and rights, including rights in liquidation. Pursuant to its credit agreements, the Company will not be paying dividends in the foreseeable future.



## NOTE 14 - STOCK OPTIONS

The Company maintains stock option plans, which provide for the issuance of nonqualified or incentive stock options to certain directors, officers and key employees.

The 1992 Stock Option Plan (the "1992 Plan") authorizes the granting of options to purchase up to 400,000 shares of the Company's Common Stock, 400,000 shares of the Company's Class B Stock and fifteen percent (15%) of the authorized Common Stock of any Company subsidiary. Shares are no longer available for grant under the 1992 Plan since all options authorized under the Plan have been granted.

The 1997 Stock Option Plan (the "1997 Plan") provides for the issuance of incentive stock options and nonqualified stock options to purchase up to 1,200,000 shares of the Company's Common Stock, 1,200,000 shares of the Company's Class B Stock and up to fifteen percent (15%) of the authorized Common Stock of any subsidiary.

Under the terms of the Plans, option holders may tender previously owned shares with a market value equal to the exercise price of the options at exercise date, subject to Compensation Committee approval. Additionally, option holders may, upon Compensation Committee approval, surrender shares of stock to satisfy federal withholding tax requirements.

Options become exercisable in a manner and on such dates and times as determined by a committee of the Board of Directors. Options expire not more than ten years from the date of grant. The option holders have no shareholder rights until the date of issuance of a stock certificate for such shares. Exercise of the options granted during 2002 and 2001 are limited to 20% per year over the next 5 years. As of September 30, 2002, the Company has approximately 1.6 million stock options outstanding and 1.086 million options available for future grants under the plans.

During 2001, the expiration dates on stock options previously issued to certain officers were extended until July 24, 2006. During 2001, 330,000 incentive stock options were granted to non-executive officers, managers and key employees pursuant to the approved amended Plan of Reorganization.

The following table summarizes option activity under the plans:

|  | Number of Shares | Weighted Option Price Per Share |
|---|---|---|
| Outstanding at September 30, 1999 | 1,460,000 | $    2.81 |
| Options granted (at an exercise price of $.87 in 2000) | 100,000 | 0.87 |
| Cancelled | (110,000) | 6.04 |
| Outstanding at September 30, 2000 | 1,450,000 | 1.99 |
| Options granted (at an exercise price of $1.65 in 2001) | 330,000 | 1.65 |
| Expired | (104,000) | 1.94 |
| Outstanding at September 30, 2001 | 1,676,000 | 1.92 |
| Options granted (at an exercise price of $3.66 in 2002) | 10,000 | 3.66 |
| Cancelled | (70,000) | 1.65 |
| Outstanding at September 30, 2002 | 1,616,000 | $    1.95 |



The following table summarizes information about stock options outstanding at September 30, 2002:

| Range of Exercise Price | Number of Options Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price |
|---|---|---|---|
| $ 0.00 - $ 1.00 | 100,000 | 2.92 | $ 0.87 |
| $ 1.01 - $ 2.00 | 1,096,000 | 3.75 | $ 1.87 |
| $ 2.01 - $ 3.00 | 410,000 | 2.21 | $ 2.38 |
| $ 3.01 - $ 4.00 | 10,000 | 4.08 | $ 3.66 |
| | 1,616,000 | 3.31 | $ 1.95 |

The pro forma impact on fiscal 2002, 2001and 2000 net income (loss) and per share amounts for the options granted during fiscal 2002, 2001 and 2000 is not material. The fair value of options at date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

| | |
|---|---|
| Expected dividend yield | 0% |
| Expected stock price volatility | 55% |
| Risk-free interest rate | 6.65% |
| Expected life of options | 3 years |

## NOTE 15 – RELATED PARTY TRANSACTIONS

Marcar Leasing Corporation ("Marcar") was engaged in leasing machinery and vehicles to the public and the Company. Marcar is owned by family members of the Company's Chairman. The terms of the leases are established based on the rates charged by independent leasing organizations and are believed by the Board of Directors to be more favorable than those generally available from independent third parties. Leases between the Company and Marcar generally provide for equal monthly payments over either thirty-six months or forty-eight months. During fiscal 2002, 2001 and 2000, the Company made lease payments to Marcar totaling $204, $266 and $270, respectively.

## NOTE 16 – REORGANIZATION OF GENCOR ACP, LTD. (ACP)

In June 2001, the Company's wholly-owned U.K. subsidiary, ACP was reorganized under the direction of a receiver. The assets and business were sold to Gencor Industries Limited, another wholly-owned subsidiary of the Company. The name of this subsidiary was changed to Gencor International Limited ("Gencor International"). The reorganization resulted in a loss on the restructuring of assets of $1,758 and an extraordinary gain on debt extinguishment of $3,307.



## BUSINESS OVERVIEW

Gencor Industries, Inc. and its subsidiaries (the "Company") is a leading manufacturer of heavy machinery used in the production of highway construction materials, synthetic fuels, and environmental control equipment. The Company's products are manufactured in two facilities in the United States and two facilities located in the United Kingdom. The Company's products are sold through a combination of Company sales representatives and independent dealers and agents located throughout the world.

The Company designs and manufactures machinery and related equipment used primarily for the production of asphalt and highway construction materials. The Company's principal core products include asphalt plants, combustion systems and fluid heat transfer systems. Gencor Industries, Inc.'s technical and design capabilities, environmentally friendly process technology and wide range of products have enabled it to become a leading producer of equipment worldwide. The Company believes it has the largest installed base of asphalt production plants in the United States.

Because the Company's products are sold primarily to the highway construction industry, the business is seasonal in nature. The majority of orders for the Company's products are received between November and February, with a significant volume of shipments occurring prior to May. The principal factors driving demand for the Company's products are the level of government funding for domestic highway construction and repair, infrastructure development in emerging economies, the need for spare parts and a trend towards larger plants resulting from asphalt contractor and plant consolidation. On June 9, 1998, the Transportation Equity Act for the 21st Century ("TEA-21") was signed into law. TEA-21 significantly increased authorized funding levels for highway construction and rehabilitation to $167 billion over the five- year period, beginning October 1, 1998 through September 30, 2003.

### Seasonality

The Company is concentrated in the asphalt-related business and subject to a seasonal slow-down during the third and fourth quarters of the calendar year. Traditionally, the Company's customers do not purchase new equipment for shipment during the summer and fall months to avoid disrupting their peak season for highway construction and repair work. This slow-down often results in lower reported sales and earnings and/or losses during the first and fourth quarters of the Company's fiscal year.



# MANAGEMENT'S DISCUSSION AND ANALYSIS
# OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## "Forward-Looking" Information

This Annual Report contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which represent the Company's expectations and beliefs, including, but not limited to, statements concerning gross margins, sales of the Company's products and future financing plans. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control. Actual results may differ materially depending on a variety of important factors, including the financial condition of the Company's customers, changes in the economic and competitive environments and demand for the Company's products.

## RESULTS OF OPERATIONS

### Year ended September 30, 2002 compared with the year ended September 30, 2001

Continuing Operations

Net sales for the years ended September 30, 2002, and 2001, were $67.5 million and $71.1 million, respectively. Domestic sales during this period for 2002, and 2001, were $41.2 million and $53.1 million, respectively. The decline in domestic sales is primarily due to the stalling of our industry attributable to the September 11 events and the prevailing national economic conditions. Asphalt plant orders at the Company's U.K. operations increased $8.3 million from the previous year, which partially offset the decline in domestic sales.

Gross margins as a percent of net sales were consistent at 25% of sales for both years. There has been a higher mix of foreign versus domestic sales in 2002 versus 2001. In addition, domestic margins have declined 1.2% from a year ago due to a higher mix of component sales as opposed to complete plant sales. Gross margins on foreign sales increased 7.2% from a year ago due to lower production costs as a result of the restructuring early in fiscal 2002.

Product engineering and development costs declined $650 (28%) in 2002. Selling and administrative expenses decreased $1,820 (13%) during 2002. The improvements reflect cost reductions and containment measures initiated by the Company during the first quarter of 2002.

Restructuring costs, which consist of legal and professional fees relating to the reorganization were $302 during fiscal 2002 compared to $5,072 for fiscal 2001.

Operating Income was $2,059 in 2002 versus a loss of ($3,870) in 2001. This improved performance was a result of the restructuring and cost containment measures, and lower legal and professional fees related to the restructuring.

Interest expense during 2002, primarily reflects interest incurred under the Amended and Restated Senior Secured Credit Agreement since the Company emerged from Chapter 11 at the end of the first quarter.

Income from investees includes cash distributions of $465 and $1,061 received during the first and second quarter of 2002, respectively. There were distributions of only $215 in fiscal 2001.

Net income for 2002 included $1,829 from continuing operations and only $241 from discontinued operations, while 2001 included $5.7 million from discontinued operations, plus a net gain on sale of the food processing segment of $3.8 million, and an extraordinary item-debt extinguishment of $3,641.

**Year ended September 30, 2001 compared with the year ended September 30, 2000**

Continuing Operations

Net sales for the construction equipment group (CEG) were $71.1 million for the fiscal year ended September 30, 2001, reflecting a decline of $25.7 million or 26.5% from $96.8 million in 2000. CEG's domestic sales were $53.1 million during 2001, which reflected a decline of $17.3 million or 24.5% from $70.4 million recorded for 2000. CEG's foreign sales during 2001 of $18.0 million also declined by $8.4 or 31.8% from the previous year's levels. The decline in sales reflects the negative impact of the bankruptcy proceedings as customers postponed projects and expressed concerns over the Company's immediate future. Rising oil prices throughout most of 2000 were also a contributing factor to the decline in demand. Higher prices for the petroleum based materials used in the production of hot-mix asphalt negatively impacts the profitability of the Company's customers and their willingness to commit to major plant projects.

Total production costs increased 3.1% as a percent of net sales during the fiscal year 2001, as compared to 2000. The domestic operations reflected a 3% increase in production costs as a percent of net sales. Production costs at the foreign operations increased 11.1% as a percent of net sales over the prior year's levels.

Product, engineering and development costs were $2.4 million during 2001 compared to $2.8 million in 2000. The reduction was reflected in CEG's domestic operations, where research and development cost declined by approximately $.5 million from $2.6 million in 2000 to $2.1 million during 2001.

Selling, general and administrative expenses reflected a decline of $2.7 million during 2001 from the previous year.

Discontinued Operations – Consolidated Process Machinery (CPM)

The operating income reported for the discontinued operations includes CPM's domestic and foreign operations for the eight months ended May 29, 2001 (the disposal date or sale date). Also included in discontinued operations are the operating results of the Colorado, Brazilian and Swedish operations, which were not part of the CPM sale.

*Liquidity and Capital Resources*

On December 27, 2001, the Company and its Senior Secured Lenders signed an Amended and Restated Senior Secured Credit Agreement (Credit Agreement). The Credit Agreement specifies monthly principal payments of $320 beginning December 2001 and continuing through July 2002, then increasing to $400 in August 2002 and continuing to August 2005, with the remaining balance due September 6, 2005. It is management's intention to refinance any remaining balance. The interest rate during the term of the loan is based upon the prime rate plus 2%. The Company may elect to defer the first thirteen (13) monthly principal payments and pay an additional 5% interest premium on the total deferred principal payments until such time the deferred principal amounts are paid. The Credit Agreement also provides for quarterly supplemental principal payments if certain operating levels are surpassed. During 2002, the Company paid $4,000 in principal and in November 2002, paid an additional $1,500 in principal. As of November 25, 2002, there are no deferred principal payments. The Credit Agreement includes other financial and restrictive covenants. Pursuant to the terms of the amended and restated credit agreement, the Company will not be paying dividends for the foreseeable future.

Pursuant to its Amended Plan of Reorganization, on January 29, 2002 the Company made a principal payment of $488 on the industrial revenue bond. Monthly principal and interest payments of $38 will continue until the balance is paid-off in March 2005.

The Company has been successful in its efforts to restructure or eliminate various non-core operations and reduce its outstanding debt balance. Net cash provided by operating activities during 2002 was $784. This net cash in-flow reflects a $2.1 million decrease in accrued expenses, which was offset by a $3.3 million decrease in inventories. Cash used in financing activities reflect principal payments on the secured debt of $4.8 million.



Discontinued Operations – Consolidated Process Machinery (CPM). On May 29, 2001, the Company sold the food processing machinery group (CPM) for $52 million. This consisted of the domestic operations located in Indiana, Iowa and New Hampshire and the foreign operations in France, Netherlands, United Kingdom, Ireland, Singapore and China. The net proceeds of the sale were applied against the outstanding balance of the Senior Secured Lenders. In September 2001, the Swedish operation was placed into receivership and the business was sold in November 2001. The Company also intends to sell the food processing machinery operations located in Colorado and Brazil. The operating results of the food processing machinery group were classified as discontinued operations for all periods presented.

New Accounting Pronouncements

Statement of Financial Accounting Standards (SFAS) No. 141 , "Business Combinations" requires the Company to utilize the purchase method of accounting for all business combinations initiated after June 30, 2001; establishes criteria for the recognition of intangible assets separately from goodwill; and requires unallocated negative goodwill to be expensed immediately as an extraordinary item.

SFAS No.142, "Goodwill and Other Intangible Assets", must be adopted by the Company in the first quarter of its fiscal year 2003, and will be applied to all goodwill and other intangible assets recognized on the balance sheet, regardless of when those assets were initially recognized. Goodwill will no longer be amortized, but must be tested for impairment as of the beginning of the fiscal year of adoption and annually thereafter. Management does not believe that the implementation of SFAS 142 will result in an impairment charge.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", effective for the Company in fiscal 2003. This standard requires entities to record the fair value of a liability for an asset retirement obligation when it is incurred by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful lives of the assets.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", that refines criteria for assets classified as held for sale, further refines rules regarding impairment of long-lived assets and changes the reporting of discontinued operations. SFAS No. 144 is effective for the Company's fiscal 2003.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", was issued in June 2002. It is effective for all such activities initiated after December 31, 2002. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value only when incurred.

Management believes that the adoption of SFAS Nos. 141, 143, 144 and 146 will have no significant impact on the results of operations or financial position of the Company.



# Five Year Summary of Operations

*(In thousands, except per share data)*

| | Years Ended September 30 | | | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 (2) |
| Net revenue from continuing operations | $ 67,485 | $ 71,134 | $ 96,808 | $ 101,399 | $ 125,283 |
| Operating income (loss) from | | | | | |
| continuing operations | $ 2,059 | $ (3,870) | $ 3,848 | $ (15,113) | $ 7,887 |
| Income (loss) from continuing operations | $ 1,829 | $ (4,248) | $ 1,268 | $ (12,544) | $ (1,236) |
| Discontinued operations: (1) | | | | | |
| Operating income (loss) | $ 241 | $ 5,695 | $ (476) | $ (11,322) | $ 2,891 |
| Gain on sale of businesses | $ - | $ 3,835 | $ - | $ - | $ - |
| Extraordinary item- debt extinguishment | $ - | $ 3,641 | $ - | $ - | $ - |
| Net income (loss) | $ 2,070 | $ 8,923 | $ 792 | $ (23,866) | $ 1,655 |
| | | | | | |
| **Per share data:** | | | | | |
| **Basic:** | | | | | |
| Income (loss) from continuing operations | $ 0.21 | $ (0.49) | $ 0.14 | $ (1.45) | $ (0.15) |
| Discontinued operations: (1) | | | | | |
| Operating income (loss) | $ 0.03 | $ 0.66 | $ (0.05) | $ (1.30) | $ 0.35 |
| Gain on sale of businesses | $ - | $ 0.44 | $ - | $ - | $ - |
| Extraordinary item - debt extinguishment | $ - | $ 0.42 | $ - | $ - | $ - |
| Net income (loss) | $ 0.24 | $ 1.03 | $ 0.09 | $ (2.75) | $ 0.20 |
| | | | | | |
| **Diluted:** | | | | | |
| Income (loss) from continuing operations | $ 0.20 | $ (0.49) | $ 0.14 | $ (1.45) | $ (0.15) |
| Discontinued operations: (1) | | | | | |
| Operating income (loss) | $ 0.03 | $ 0.66 | $ (0.05) | $ (1.30) | $ 0.35 |
| Gain on sale of businesses | $ - | $ 0.44 | $ - | $ - | $ - |
| Extraordinary item - debt extinguishment | $ - | $ 0.42 | $ - | $ - | $ - |
| Net income (loss) | $ 0.23 | $ 1.03 | $ 0.09 | $ (2.75) | $ 0.20 |
| | | | | | |
| Cash dividends declared per common share | $ - | $ - | $ - | $ 0.030 | $ 0.025 |

## SELECTED BALANCE SHEET DATA:

| | September 30, | | | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| Current assets | $ 41,767 | $ 47,956 | $ 85,869 | $ 93,424 | $100,151 |
| Current liabilities | $ 29,243 | $ 29,671 | $140,672 | $149,737 | $142,312 |
| Total assets | $ 62,184 | $ 69,587 | $139,946 | $151,947 | $173,157 |
| Long-term debt, less current maturities | $ 24,337 | $ 34,333 | $ - | $ - | $ - |
| Shareholders' equity (deficit) | $ 5,295 | $ 2,274 | $ (7,423) | $ (4,275) | $ 22,257 |

(1) The operating results of the food processing equipment manufacturing businesses (CPM) are reflected as discontinued operations.

(2) Net revenues from continuing operations for 1998 include approximately $50 million from sales of synthetic fuel production machinery.



# Selected Quarterly Financial Information (Unaudited)

*(In thousands, except per share amounts)*

| | Quarters ended | | | |
|---|---|---|---|---|
| | December 31 | March 31 | June 30 | September 30 |
| **2002:** | | | | |
| Net sales | $ 10,872 | $ 22,433 | $ 17,853 | $ 16,327 |
| Production costs | $ 8,860 | $ 16,160 | $ 13,159 | $ 12,753 |
| Product engineering and development | $ 421 | $ 429 | $ 450 | $ 401 |
| Selling, general and administrative | $ 3,033 | $ 3,234 | $ 3,286 | $ 2,938 |
| Restructuring costs | $ 302 | $ - | $ - | $ - |
| Income (loss) from continuing operations | $ (1,286) | $ 2,070 | $ 569 | $ 476 |
| Discontinued operations: | | | | |
| Operating income (loss) | $ 161 | $ 6 | $ 5 | $ 69 |
| Income (loss) before extraordinary item | $ (1,125) | $ 2,076 | $ 574 | $ 545 |
| Net income (loss) | $ (1,125) | $ 2,076 | $ 574 | $ 545 |
| Basic earnings per share: | | | | |
| Income (loss) from continuing operations | $ (0.15) | $ 0.24 | $ 0.07 | $ 0.05 |
| Operating income from discontinued operations | $ 0.02 | $ - | $ - | $ 0.01 |
| Net income (loss) | $ (0.13) | $ 0.24 | $ 0.07 | $ 0.06 |
| Diluted earnings per share: | | | | |
| Income (loss) from continuing operations | $ (0.15) | $ 0.22 | $ 0.06 | $ 0.05 |
| Operating income from discontinued operations | $ 0.02 | $ - | $ - | $ 0.01 |
| Net income (loss) | $ (0.13) | $ 0.22 | $ 0.06 | $ 0.06 |
| | | | | |
| **2001:** | | | | |
| Net sales | $ 11,789 | $ 21,610 | $ 20,841 | $ 16,894 |
| Production costs | $ 8,926 | $ 15,470 | $ 14,210 | $ 14,664 |
| Product engineering and development | $ 569 | $ 561 | $ 601 | $ 620 |
| Selling, general and administrative | $ 3,335 | $ 3,769 | $ 3,877 | $ 3,330 |
| Restructuring costs | $ 1,535 | $ 1,450 | $ 75 | $ 2,012 |
| Income (loss) from continuing operations | $ (2,497) | $ 327 | $ 2,147 | $ (4,225) |
| Discontinued operations: | | | | |
| Operating income (loss) | $ 772 | $ 1,367 | $ 1,676 | $ 1,880 |
| Gain on sale of businesses | $ - | $ - | $ 3,546 | $ 289 |
| Income (loss) before extraordinary item | $ (1,725) | $ 1,694 | $ 7,369 | $ (2,056) |
| Extraordinary item - debt extinguishment | $ - | $ - | $ - | $ 3,641 |
| Net income (loss) | $ (1,725) | $ 1,694 | $ 7,369 | $ 1,585 |
| Basic and diluted earnings per share: | | | | |
| Income (loss) from continuing operations | $ (0.29) | $ 0.04 | $ 0.25 | $ (0.49) |
| Discontinued operations: | | | | |
| Operating income (loss) | $ 0.09 | $ 0.16 | $ 0.19 | $ 0.22 |
| Gain on sale of businesses | $ - | $ - | $ 0.41 | $ 0.03 |
| Extraordinary item - debt extinguishment | $ - | $ - | $ - | $ 0.42 |
| Net income (loss) | $ (0.20) | $ 0.20 | $ 0.85 | $ 0.18 |

# Quantitative and Qualitative Disclosures About Market Risk

The Company operates manufacturing facilities and sales offices principally located in the United States and the United Kingdom. The Company is subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations, and market risk related to changes in interest rates and foreign currency exchange rates. The Company's principal currency exposures against the U.S. dollar is the British pound. Periodically, the Company will use derivative financial instruments consisting primarily of interest rate hedge agreements to manage exposures to interest rate changes. The Company's objective in managing its exposure to changes in interest rates on its variable rate debt is to limit their impact on earnings and cash flow and reduce its overall borrowing costs.

At September 30, 2002, the Company had approximately $30.4 million of debt outstanding. Under the Amended and Restated Secured Credit Agreement , substantially all of the Company's borrowings will bear interest at variable rates based upon the prime rate plus 2%. The Company performed a sensitivity analysis assuming a hypothetical 10% adverse movement in the interest rates on the debt outstanding at the end of 2002. Such a movement in interest rates would cause the Company to recognize additional interest expense of approximately $304,000 along with a corresponding decrease in cash flows.

The above sensitivity analysis for interest rate risk excludes accounts receivable, accounts payable and accrued liabilities because of the short-term maturity of such instruments. The analysis does not consider the effect on other variables such as changes in sales volumes or management's actions with respect to levels of capital expenditures, future acquisitions or planned divestures, all of which could be significantly influenced by changes in interest rates and cause the results to differ significantly from those indicated by the sensitivity analysis.



# Market for The Registrants Common Equity and Related Shareholder Matters

Trading in the Company's Common Stock (which had been listed on the American Stock Exchange), was suspended by the American Stock Exchange on February 22, 1999. Subsequently, the Company's stock has been traded over the counter on the pink sheets. Following are the high and low per share closing bid prices for our common stock for the periods indicated:

|  | BID PRICES | |
| --- | --- | --- |
|  | HIGH | LOW |
| **2001** | | |
| First Quarter | 1.42 | .80 |
| Second Quarter | 1.65 | .80 |
| Third Quarter | 2.38 | 1.67 |
| Fourth Quarter | 3.35 | 1.62 |
| **2002** | | |
| First Quarter | 3.65 | 2.08 |
| Second Quarter | 4.25 | 2.68 |
| Third Quarter | 4.35 | 2.20 |
| Fourth Quarter | 2.97 | 1.51 |

As of December 18, 2002, there were 456 holders of Common Stock of record and 9 holders of Class B Stock of record.

Pursuant to the terms of its current credit agreements, the Company will not be paying dividends for the foreseeable future.



# General Information

## Corporate Offices

Gencor Industries, Inc.
5201 N. Orange Blossom Trail
Orlando, Florida 32810
(407) 290-6000
Fax (407) 578-0577

## Independent Accountants

Moore Stephens Lovelace, P.A.
1201 South Orlando Avenue, Suite 400
Winter Park, Florida 32789-7192

## Registrar and Transfer Agent

U.S. Bank N.A.
1555 North River Center Drive, Suite 301
Milwaukee, Wisconsin 53212

## Directors

E.J. Elliott
President and Chairman

John E. Elliott
Executive Vice President

James H. Stollenwerk
Vice Chairman, Rexcon

Randolph H. Fields
Attorney, Greenberg Traurig, P.A.

Charles E. Newman, CPA
Partner, Newman & Associates, P.A.

## Officers

E.J. Elliott
President and Chairman

John E. Elliott
Executive Vice President

Scott W. Runkel
Chief Financial Officer and Treasurer

David F. Brashears
Senior Vice President, Technology

Marc G. Elliott
President, Construction Equipment Group

Jeanne Lyons
Secretary

## Form 10-K Annual Report

Additional copies of the
Form 10-K Annual Report
filed with the Securities
and Exchange Commission
for the fiscal year ended
September 30, 2002
are available at no charge
to shareholders who submit
a request in writing to:

Gencor Industries, Inc.
5201 N. Orange Blossom Trail
Orlando, Florida 32810
Attention: Corporate Secretary

## Annual Meeting of Shareholders

The 2002
Annual Meeting of
Shareholders of
Gencor Industries, Inc.
will be held at the
corporate offices on
March 7, 2003 at
9:00 a.m. eastern
standard time.



GENCOR
**INDUSTRIES INC.**



**GENCOR**
**INDUSTRIES INC.**

5201 N. Orange Blossom Trail
Orlando, Florida 32810
Telephone (407) 290-6000    Fax (407) 578-0577

www.gencor.com